UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **June 12, 2013**

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	**37-0602744**
(Commission File Number)	(IRS Employer Identification No.)

100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**

Former name or former address, if changed since last report: **N/A**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07.   Submission of Matters to a Vote of Security Holders.

(a) The 2013 annual meeting of stockholders of Caterpillar Inc. (the "Company") was held on June 12, 2013.

(b) Set forth below are the voting results for each of the matters submitted to a vote of the Company's stockholders.

Proposal 1 - Election of Directors

All nominees for election to the Company's board of directors named in the Proxy Statement were elected, each to a one-year term, with the following vote:

	For	Withheld	Broker Non-Votes
David L. Calhoun	388,994,388	10,444,872	136,668,571
Daniel M. Dickinson	395,216,105	4,223,155	136,668,571
Juan Gallardo	391,910,297	7,528,963	136,668,571
David R. Goode	391,142,595	8,296,665	136,668,571
Jesse J. Greene, Jr.	395,106,990	4,332,270	136,668,571
Jon M. Huntsman, Jr.	394,544,931	4,894,329	136,668,571
Peter A. Magowan	391,208,828	8,230,432	136,668,571
Dennis A. Muilenburg	395,169,992	4,269,268	136,668,571
Douglas R. Oberhelman	381,341,440	18,097,820	136,668,571
William A. Osborn	390,208,661	9,230,599	136,668,571
Charles D. Powell	392,644,622	6,794,638	136,668,571
Edward B. Rust, Jr.	390,295,098	9,144,162	136,668,571
Susan C. Schwab	395,251,138	4,188,122	136,668,571
Joshua I. Smith	387,829,992	11,609,268	136,668,571
Miles D. White	388,655,356	10,783,904	136,668,571

Proposal 2 - Company Proposal - Ratification of the Company's Independent Registered Public Accounting Firm

The proposal requesting ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm was approved with the following vote:

For	Against	Abstain
529,087,221	5,575,624	1,444,986

Proposal 3 - Company Proposal - Advisory Vote on Executive Compensation

The proposal requesting that the stockholders of the Company approve executive compensation, on an advisory basis, was approved with the following vote:

For	Against	Abstain	Broker Non-Votes
381,437,625	15,246,972	2,754,663	136,668,571

Proposal 4 - Stockholder Proposal - Director Election Majority Vote Standard

The proposal requesting that the Company adopt a majority vote standard for electing directors was not approved based on the following vote:

For	Against	Abstain	Broker Non-Votes
156,848,187	240,242,296	2,348,777	136,668,571

Proposal 5 - Stockholder Proposal – Stockholder Action by Written Consent

The proposal requesting that the Company permit stockholder action by written consent was not approved based on the following vote:

For	Against	Abstain	Broker Non-Votes
127,531,262	268,746,330	3,161,668	136,668,571

Proposal 6 - Stockholder Proposal – Executive Stock Retention

The proposal requesting that the Company adopt a policy requiring executives to retain stock acquired through equity compensation programs until reaching normal retirement age was not approved based on the following vote:

For	Against	Abstain	Broker Non-Votes
86,001,309	309,740,320	3,697,631	136,668,571

Proposal 7 - Stockholder Proposal – Sustainability Measure in Executive Compensation

The proposal requesting that the Company adopt a policy that incentive compensation for senior executives should include a range of non-financial measures based on sustainability principles was not approved based on the following vote:

For	Against	Abstain	Broker Non-Votes
27,636,188	359,177,747	12,625,325	136,668,571

Proposal 8 - Stockholder Proposal – Review of Global Corporate Standards

The proposal requesting that the Company review and amend its policies related to human rights and extend such policies to its franchisees, licensees and agents that market, distribute or sell its products was not approved based on the following vote:

For	Against	Abstain	Broker Non-Votes
91,456,077	249,679,428	58,303,755	136,668,571

Proposal 9 - Stockholder Proposal – Sales to Sudan

The proposal requesting that the Company take additional steps to ensure that its products not be sold to the Government of Sudan or entities controlled by it and report on the Company's progress was not approved based on the following vote:

For	Against	Abstain	Broker Non-Votes
24,233,134	328,317,917	46,888,209	136,668,571

****

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CATERPILLAR INC.

June 17, 2013   By: */s/James B. Buda*

                                                James B. Buda
                                                Executive Vice President, Law and Public Policy